SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)*

Marin Software Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56804T106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 56804T106	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,198,393 shares, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,198,393 shares, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,198,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.2%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56804T106	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI, L.P. (“BFF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

200,032 shares, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

200,032 shares, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	200,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56804T106	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VI-B, L.P. (“BFF VI-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

131,280 shares, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

131,280 shares, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	131,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56804T106	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 56804T106	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Balkanski, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Cohler, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 239,883 shares, of which 80,597 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 239,883 shares, of which 80,597 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Dunlevie, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,114,375
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.6%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Fenton, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Gurley, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Harvey, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Kagle, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Lasky, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 14 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,874,492 shares, of which 3,198,393 are directly owned by BCP VI, 200,032 are directly owned by BFF VI, 131,280 are directly owned by BFF VI-B and 344,787 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B, and Spurlock, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,874,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56804T106	13 G	Page 15 of 19

This Amendment No. 3 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Founders’ Fund VI, L.P., a Delaware limited partnership (“BFF VI”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VI-B”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), and Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”) (together will all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Marin Software Incorporated

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

123 Mission Street
27th Floor
San Francisco, California 94105

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP VI, BFF VI, BFF VI-B, BCMC VI, Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VI, BFF VI and BFF VI-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark Capital

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VI, BFF VI and BFF VI-B are Delaware limited partnerships. BCMC VI is a Delaware limited liability company. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 56804T106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 56804T106	13 G	Page 16 of 19

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2016 (based on 38,790,855 shares of Common Stock of the issuer outstanding as of December 31, 2016 as reported by the issuer to the Reporting Persons).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI and BFF VI-B, and the limited liability company agreement of BCMC VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 56804T106	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VI-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 56804T106	13 G	Page 18 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 56804T106	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Marin Software Incorporated shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.